Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143755

Prospectus Supplement No. 18
(to Prospectus dated December 10, 2007)

CLEVELAND BIOLABS, INC.
5,514,999 Shares

This Prospectus Supplement No. 18 supplements and amends the prospectus dated December 10, 2007 (the “Prospectus”) relating to the offer and sale of up to 5,514,999 shares of our common stock which may be offered from time to time by the selling stockholders identified in the Prospectus for their own accounts. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with the original Prospectus.

This Prospectus Supplement No. 18 includes the attached Form 8-K of Cleveland BioLabs, Inc. dated January 5, 2010, as filed by us with the Securities and Exchange Commission.

This Prospectus Supplement No. 18 modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Prospectus Supplement No. 18. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 8 of  the Prospectus, and on page 20 of the Form 10-K filed by us with the Securities and Exchange Commission on March 30, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 18 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 18 is January 6, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): December 30, 2009

CLEVELAND BIOLABS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32954	20-0077155
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

73 High Street, Buffalo, New York 14203
(Address of principal executive offices)

Registrant’s telephone number, including area code: (716) 849-6810

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement

On December 30, 2009, Cleveland BioLabs, Inc. (the “Company”) entered into a Participation Agreement with Bioprocess Capital Partners, LLC, a Russian limited liability company (“BCP”), for the formation of Incuron LLC, a Russian limited liability company (“Incuron”), in which the Company and BCP each will initially own a 50% participation interest, for the further development of certain of the registrant’s oncology products (the “Products”).  A copy of the Participation Agreement is attached hereto as Exhibit 10.1 and is incorporated by reference.  A copy of the press release announcing the agreement is attached hereto as Exhibit 99.1.

Pursuant to the Participation Agreement, the Company will make a capital contribution of certain intellectual property rights to Incuron, and BCP will make cash capital contributions of approximately US$18.3 million.  BCP will make an initial cash capital contribution to Incuron of approximately US$5.85 million and will be obligated to make additional cash capital contributions to Incuron upon the achievement of specified development milestones relating to the issuance of certain governmental approvals for, and the progress of clinical trials of, the Products.

Upon the achievement of the specified milestones and the completion of the specified capital contributions, the Company will own a 51% participation interest in Incuron and BCP will own a 49% participation interest.  The Company and BCP have also agreed to enter into a Development Agreement pursuant to which Incuron will retain the Company for certain research services related to certain of the Products.

Item 8.01.    Other Events

Effective at 11:59 p.m. on December 31, 2009, the conversion price of the Company’s Series D Convertible Preferred Stock was reduced from $1.28 to $1.02. This reduction was the result of the Milestone Adjustment provided in Section 6(b)(i) of the Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock.  This reduction caused the number of shares issuable upon conversion of the Series D Convertible Preferred Stock to increase from 3,647,281 to 4,576,979 as of December 31, 2009.

In addition, pursuant to the weighted-average anti-dilution provisions of the Series B Warrants and the Series C Warrants, this adjustment caused:

- the exercise price of the Series B Warrants to reduce from $6.68 to $6.37 and the aggregate number of shares of common stock issuable upon exercise of the Series B Warrants to increase from 3,668,727 to 3,847,276; and

- the exercise price of the Series C Warrants to reduce from $7.08 to $6.76 and the aggregate number of shares of common stock issuable upon exercise of the Series C Warrants to increase from 414,952 to 434,596.

2

Certain other warrants issued prior to the Company's initial public offering are also affected by this adjustment, causing their exercise price to reduce from $1.46 to $1.39 and the aggregate number of shares of common stock issuable upon exercise of these warrants to increase from 112,210 to 117,861.

Item 9.01    Financial Statements and Exhibits

(d)               Exhibits

Exhibit No.	Exhibit
10.1	Participation Agreement, dated December 30, 2009, by and between Cleveland BioLabs, Inc. and Bioprocess Capital Partners, LLC.
99.1	Press Release dated December 30, 2009.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEVELAND BIOLABS, INC.

Date: January 5, 2010	By:	/s/ Michael Fonstein
Michael Fonstein
President and Chief Executive Officer

4

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Participation Agreement, dated December 30, 2009, by and between Cleveland BioLabs, Inc. and Bioprocess Capital Partners, LLC.
99.1	Press Release dated December 30, 2009.

PARTICIPATION AGREEMENT

THIS PARTICIPATION AGREEMENT (this “Agreement”), dated as of December 30, 2009, is made by and among Cleveland BioLabs, Inc., a Delaware corporation (“CBL”), registered on June 5th, 2003, registration number 3666863, tax identification number 20-0077155, located at the address 73 High Street, Buffalo, NY, USA 14203) represented by Michael Fonstein, CEO,  and Bioprocess CapitalPartners, LLC, a management company of the venture fund Bioprocess Capital Ventures, a company registered on October 6th, 2006 under the laws of the Russian Federation (“BCP”), registration number 5067746956052, located at the address 6 Stolovyi Pereulok, Bldg. 2, Moscow, Russia 121069, represented by Vladimir Tezov, General Director.  CBL and BCP are sometimes referred to individually as an “Participant” and collectively as “Participants.”

RECITALS

A.           CBL and BCP have formed Incuron, LLC, a limited liability company organized under the laws of the Russian Federation (the “Company”), for the purpose of developing drugs to be used for medical applications with the intellectual property constituting the CBL Contribution and derivative works thereof (the “Business”).

B.           In connection with the formation of the (“Company”), CBL and BCP shall make their initial contributions of 5,000 Rubles each resulting in the initial charter capital of the Company being 10,000 Rubles.

C.           In connection with a further charter capital increase of the Company, CBL shall contribute the intellectual property described in Exhibit A attached hereto (the “Contributed IP”) to the charter capital of the Company (the “CBL Contribution”).

D.           In connection with the formation of the Company, CBL and the Company shall enter into the Development Agreement, pursuant to which CBL shall perform certain development services to the Company at cost.

E.           In connection with the formation of the Company and further increase of the charter capital, BCP shall make a capital contribution to the Company in accordance with the provisions of Section 2.1(b) hereof (the “BCP Contribution”).

F.           In return for the CBL Contribution and the BCP Contribution, CBL and BCP will acquire the Participation Interests in the Company’s charter capital as described in Sections 2.1(b) and (c) hereof.

G.           CBL and BCP have agreed to enter into this Agreement to set forth certain agreements, covenants, terms and conditions with regard to the operation and management of the Company after its registration.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter set forth, and other good and valuable consideration had and received, the parties hereto, upon the terms and subject to the conditions contained herein, hereby agree as follows:

1.           DEFINITIONS

The following terms when used in this Agreement shall have the following respective meanings:

“Accounting Statements” has the meaning set forth in Section 5(a).

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person.  A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the “controlled” Person, whether through ownership of voting securities, by contract, or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph.

“BCP Contribution” has the meaning set forth in the recitals to this Agreement.

“Board” means the Board of Directors of the Company.

“Bona Fide Offer” means an offer received by a Participant from a Bona Fide Third Party to purchase all or any portion of the Participation Interests owned by such Participant, which offer shall specify, in reasonable detail, the material terms thereof including, without limitation, the name and address of the Bona Fide Third Party, the purchase price and other terms and conditions of payment (or the basis for determining the purchase price and other terms and conditions), the date on or about which such sale is to be consummated and the number of Participation Interests to be sold.

“Bona Fide Third Party” means a financially responsible Person who is not an Affiliate of either Participant.

“Business” has the meaning set forth in the recitals to this Agreement.

 “Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Russian Federation and in the event that any action to be taken hereunder falls on a day which is not a Business Day, then such action shall be taken on the next succeeding Business Day.

“Business Plan” shall mean a detailed business plan for the Company for each fiscal year setting forth a detailed budget for the Company for such fiscal year.

“Buy-Sell Notice” has the meaning set forth in Section 3.6(b).

“CBL Contribution” has the meaning set forth in the recitals to this Agreement.

“Contributed IP” has the meaning set forth in the recitals to this Agreement.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Deadlock Event” shall mean (i) the absence of a quorum at three successive meetings of the Board; (ii) if a Supermajority Decision is raised for consideration at three meetings of the Board and is not approved at any such meeting; (iii) the absence of a quorum at three successive General Meetings; or (iv) if an issue requiring approval of the Participants is raised for consideration at three General Meetings and is not approved at any such meeting.

“Deadlock Negotiation Period” has the meaning set forth in Section 3.6(a).

“Development Agreement” shall mean that certain Development Agreement dated as of the date hereof by and between CBL and the Company, a copy of which is attached hereto as Exhibit C.

“Dispute” has the meaning set forth in Section 7.10.

“Electing Participant” has the meaning set forth in Section 3.6(b).

“Election Period” has the meaning set forth in Section 3.6(c).

 “First Milestone” has the meaning set forth in Section 2.2(f).

“First Milestone Payment” has the meaning set forth in Section 2.2(b)(i).

“General Meeting” means a general meeting of the Participants.

“Milestone Payment” means the First Milestone Payment or the Second Milestone Payment, as the case may be.

“Offered Participation Interests” has the meaning set forth in Section 4.4(a).

“Participant First Refusal Period” has the meaning set forth in Section 4.4(b).

“Participants” has the meaning set forth in the introductory paragraph to this Agreement.

“Participant’s Offer” means an irrevocable offer to sell Participation Interests to the Company and the Remaining Participant at a purchase price and on payment terms which shall be no less favorable than those specified in the Bona Fide Offer.

“Participation Interests” means the Participation Interests in the charter capital of the Company.

“Participation Notice” has the meaning set forth in Section 4.5(b).

“Payment Default” has the meaning set forth in Section 2.2(i).

“Person” means an individual, corporation, partnership, joint venture, trust, or unincorporated organization.

“Phase I Approvals” has the meaning set forth in Section 2.2(g).

“Purchase Price” shall mean the purchase price for the Participation Interests set forth in the applicable Bona Fide Offer.

“Remaining Participant” has the meaning set forth in Section 4.4(a).

“Ruble” means the lawful currency of the Russian Federation.

“Ruble Equivalent” means the Ruble equivalent of the applicable USD amount as derived from the official exchange rate of the Central Bank of Russia as of the date of the applicable transaction.

  “Second Milestone Payment” has the meaning set forth in Section 2.2(b)(ii).

 “Supermajority Decision” has the meaning set forth in Section 3.2(b).

“Tag-Along Right” has the meaning set forth in Section 4.5(a).

“Transfer” or “Transferring” means any sale, assignment, pledge, hypothecation, encumbrance, disposition, transfer (including, without limitation, a transfer by will or intestate distribution), gift or attempt to create or grant a security interest in Participation Interests, whether voluntary, involuntary, by operation of law or otherwise.

“Transferring Participant” has the meaning set forth in Section 4.4(a).

“USD” means dollars, the lawful currency of the United States of America.

2.           CAPITAL CONTRIBUTIONS

2.1           Capital Contributions upon the first increase of charter capital.

(a)           The Company’s charter capital after its increase by Participants’ contributions shall be 725 470 thousand Rubles divided into Participation Interests as indicated in this Section 2.1.

(b)           BCP shall be the owner of Participation Interests representing 24.20% of the Company's charter capital with a nominal value of 175 570 thousand Rubles in consideration for a contribution in the amount of 175 570 thousand Rubles by transfer of such amount to the Company before the moment of registration of  the charter capital increase in the Russian tax agency.

(c)           In consideration for the contribution of the Contributed IP, CBL shall be the owner of Participation Interests representing 75.80% of the Company's charter capital with a nominal value of 549 900 thousand Rubles.  The value of the Contributed IP has been appraised by an independent appraiser.

2.2           Charter Capital Increase in the next stages.

(a)           The Participants agree that the charter capital of the Company shall be further increased as described in this Section 2.2.

(b)           BCP shall contribute an additional amount equal, in the aggregate, to 373 927 thousand Rubles, in two tranches at the times and in the amounts set forth below:

(i)           A first tranche in the amount of 192 737 thousand Rubles shall be made within sixty (60) Business Days of the achievement of the First Milestone (the “First Milestone Payment”); and

(ii)           A second tranche in the amount of 181 190 thousand Rubles shall be made within sixty (60) Business Days of the achievement of the Second Milestone (the “Second Milestone Payment”). The second tranche may be made only after the first tranche has been made.

(c)           Within thirty (30) days after the First and Second Milestone Payments the Participants agree and undertake to adopt the General Meeting’s decisions on confirmation of the results of the additional contributions and on the appropriate amendments to the Company’s charter.

(d)           After the contributions have been made, the nominal value of the Participation Interests of BCP will be increased by the respective amount of all of its contributions into the Company’s charter capital.

(e)           Time is of the essence with regard to the Milestone Payments to be made pursuant to this Section 2.2.

(f)           For purposes hereof, “First Milestone” shall mean

(i)           the completion of the preclinical studies and receipt of the Phase I Approvals to begin clinical trials on oncology patients with the Curaxin compound CBLC137, or any other lead Curaxin compound; or

(ii)           the completion of the “proof-of-principle” characterization of the clinical efficacy of the compound CBLC 102 in at least 10 oncology patients.

(g)           For purposes hereof, “Phase I Approvals” shall mean:

(i)           when a United States Food and Drug Administration (“FDA”) Form FDA 1571 Investigational New Drug Application goes into effect pursuant to 21 C.F.R. 312.40(b); and

(ii)           when a letter of approval is received from the Institutional Review Board of the clinical center where the Phase I trial is to be conducted, indicating approval of the Phase I protocol and permission to commence the Phase I trial.

(h)           For purposes hereof, “Second Milestone” shall mean:

(i)           (A) when the Phase II protocol is submitted to the FDA and (B) when a letter of approval is received from the Institutional Review Board of the clinical center (including those in the Russian Federation) where the Phase II trial is to be conducted, indicating approval of the Phase II protocol and permission to commence the Phase II trial; or

(ii)           the achievement of the clinical end-point in the Phase II trial (as described in the trial protocol) for compound CBLC 102.

(i)           In the event that BCP fails to make a Milestone Payment when due (a “Payment Default”):

(i)                 each Participant shall take all necessary actions, including executing an amendment to this Agreement, voting all of its respective Participation Interests and/or executing proxies or written consents, as the case may be, in order to ensure that this Agreement and, if necessary, the Company’s charter, shall be amended to remove any provisions requiring unanimous approval of the Participants or approval by Supermajority Decision, in each case except as required by the mandatory provisions of Russian law; and

(ii)                 the Participants agree to call and hold an extraordinary General Meeting (or execute a written consent) as soon as practicable but in any event within twenty (20) days of the Payment Default, and shall within such twenty (20) day period take such other actions as shall be necessary to effectuate the provisions of Section 2.2(i)(i).

2.3          Third-Party Funding.  CBL agrees to use commercially reasonable efforts to secure third-party grants and funding to support clinical development, research and operations of the Company.

2.4         Research Investigation Plans.  Part of the first and second tranches of capital contribution by BCP in the amounts defined in the business plan and subject to Board approval (currently 69 425 thousand rubles), will be spent on extended research investigation of curaxins and their analogs in the area of oncology.  The research plan includes, but is not limited to, items outlined in Exhibit D (Proposed Research Program).  These research studies will be subcontracted by the Company to CBL in accordance with the procedures set forth in the Development Agreement.

3.           GOVERNANCE

3.1           Board of Directors.

(a)           The Company shall be managed by a Board of Directors (the “Board”).

(b)           The Board of Directors shall consist of five (5) directors, comprised as follows:

(i)           three (3) directors nominated by CBL; and

(ii)           two (2) directors nominated by BCP.

(c)           The directors so nominated pursuant to Section 3.1(b)(i) and Section 3.1(b)(ii) from time to time and elected pursuant to Section 3.5(a)(iii) shall be set forth in the minutes of the General Meeting.

(d)           The initial nominees of CBL shall be Mr. Gudkov, Mr. Fonstein and Mr. Kogan.  The initial nominees of BCP shall be Mr. Mogutov and Mr. Tezov.  Mr. Mogutov shall be the chairman of the Board and, in the event when a meeting of the Board is attended by only four (4) of its members, then the parties hereby agree that Mr. Mogutov shall have the deciding vote in the event of any tie.

(e)           Each Participant agrees that, if at any time it is entitled to vote for the election of directors to the Board, it shall vote all of its Participation Interests or execute proxies or written consents, as the case may be, and take all other necessary action (including causing call of an extraordinary General Meeting) in order to ensure that the composition of the Board is as set forth in Section 3.1(b).

(f)           If, as a result of the death, retirement, resignation or, subject to the other provisions of this Section 3.1, removal of a nominee to the Board, there shall exist or occur any vacancy on the Board, the Participant entitled to nominate such director pursuant to Section 3.1(b) shall have the power to nominate a person to fill such vacancy, whereupon each of the Participants agree to take such action as is necessary to promptly elect such person to fill such vacancy (including, if necessary, causing call of an extraordinary General Meeting (or effecting a written consent in lieu thereof) and voting all Participation Interests or execute proxies or written consents to accomplish such result).

(g)           A member of the Board may resign at any time.  A member of the Board may be removed at any time for any reason or no reason upon the decision of the General Meeting, and the Participants agree, upon an instruction to remove a member by the Participant that nominated such member, to undertake and adopt a decision of the General Meeting to effectuate such removal.  If any Participant entitled to nominate any members of the Board requests that any of such Participant’s respective nominees be removed as a member of the Board, each of the Participants shall vote all of its Participation Interests or execute proxies or written consents, as the case may be, and take all other necessary action, to remove such member of the Board.  Each Participant agrees that it shall not vote any of its Participation Interests in favor of, or take any other action related to, the removal of any nominee who shall have been nominated for election to the Board by a Participant pursuant to this Section 3.1 unless the Participant entitled to nominate such member of the Board shall have consented to such removal in writing.

(h)           The Board shall meet quarterly or more frequently as the Board may determine from time to time.  Any member of the Board may call a meeting upon ten (10) Business Days’ written notice to each other member of the Board (which notice may be given by electronic mail or fax).  Meetings of the Board may be held in person or by telephone, video conference or any other medium in which the Board members may hear each other.  A Board member participating in the meeting via telephone, video conference or other electronic medium, shall forward his written confirmation of his/her vote to the other Board members immediately after the completion of the meeting.  The Participants shall procure that the Company shall reimburse all reasonable out-of-pocket expenses incurred by the members of the Board in connection with traveling to and from and attending meetings of the Board and while conducting business at the request of the Company.  The compensation, if any, of the members of the Board shall be determined from time to time by the General Meeting.  Any officer of the Company who is also a member of the Board may also receive compensation from the Company for his or her services as an officer.

(i)           The presence of two (2) directors nominated by CBL and two (2) directors nominated by BCP shall be required for the taking of any action by the Board.  In exercising its powers under Section 3.2(a), the Board shall act by the vote of a majority of the directors present.

3.2           Powers of the Board.

(a)           Subject to the provisions of Section 3.3 hereof, the Board shall have sole and complete authority to manage, control and make all decisions affecting the Business and assets of the Company, save for decisions and other actions that shall be within the authority of the General Meeting, General Director and the Management Committee, and, without limiting the generality of the foregoing, shall have the power to:

(i) appoint or remove members of the Management Committee and set  their compensation packages (excluding the General Director, whose appointment or removal shall be a Supermajority Decision) and approve the appointment or removal of other senior management of the Company and their compensation packages;

(ii) approve any contracts with any Persons for the development, operation and management of any assets of the Company, in each case the value of which is greater than the Ruble Equivalent  of 250 000 USD,  but not to exceed twenty five percent (25%) of the total asset value of the Company as determined from the Company’s most recent Accounting Statements prior to the date of the applicable transaction.

(iii) create or invest in one or more subsidiary entities; acquire, finance, dispose of, or otherwise deal with securities of any kind or nature;

(iv) establishing any bonus compensation and/or bonus plans for the Company’s employees, save for the members of the Board;

(v) decide on acceptance of a Participant’s Offer or refusal thereof on behalf of the Company in accordance with Section 4.4 hereof; and

(vi) decide on other matters as set forth in the Company’s charter.

The Board shall have such additional rights, authority and powers conferred by law as are necessary, convenient or appropriate for the management and operation of the Company’s Business and as are consistent with the purposes of the Company.  Except as otherwise provided herein, the Board shall have no duty or obligation to consult with or seek the advice of the Participants in connection with the conduct of the Business of the Company.

(b)           Notwithstanding the foregoing, the consent of eighty percent (80%) of the members of the Board shall be required to approve (collectively, (i) through (x) below are hereinafter referred to as the “Supermajority Decisions”):

(i) appointment or removal of the General Director or the Deputy General Director of the Company;

(ii) approval of the Business Plan and any amendments thereto;

(iii) any deviation from an approved Business Plan as determined pursuant to quarterly reviews;

(iv) approval of a detailed budget (monthly) based on an approved Business Plan;

(v) establishing any bonus compensation plans for the members of the Management Committee;

(vi) strategic decisions affecting a substantial part of the Business of the Company not provided for in the Business Plan, including any transaction outside the ordinary course of business which is expected to result in an increase in operating costs greater than the Ruble Equivalent  of 250 000 USD, whether in one transaction or in a series of related transactions, but not to exceed twenty five percent (25%) of the total asset value of the Company as determined from the Company’s most recent Accounting Statements prior to the date of the applicable transaction.

(vii) any decision relating to capital investments by, or the financing of, the Company not provided for in the Business Plan, including the provision or incurrence of indebtedness or the provision of any guarantee, in each case with a value in excess of the Ruble Equivalent of 500,000 USD whether in one transaction or in a series of related transactions, but not to exceed twenty five percent (25%) of the total asset value of the Company as determined from the Company’s most recent Accounting Statements prior to the date of the applicable transaction.

(viii) the acquisition, disposition or encumbrance of any assets of the Company not provided for in the Business Plan with a value in excess of  the Ruble Equivalent of 250,000 USD, but not to exceed twenty five percent (25%) of the total asset value of the Company as determined from the Company’s most recent Accounting Statements prior to the date of the applicable transaction.

(ix) any action involving the transfer of the intellectual property rights of the Company, but not to exceed twenty five percent (25%) of the total asset value of the Company as determined from the Company’s most recent Accounting Statements prior to the date of the applicable transaction, including, without limitation:

A. disposal of patents and granting of licenses to use the Company’s inventions in accordance with existing patents;

B. sale (transfer) of intellectual property items which qualify for know -how protection; granting of licenses to use know-how items; and

C. execution of any agreement with a third party (a “Client”) for the performance of research, research/development and development works, which is subject to a transfer of rights to intellectual property items originating from the performance of such agreements to the Client or subject to the possession of such works jointly with the Client in any form;

(x) decisions on other matters as set in the Company’s charter.

3.3           Limitation on the Board’s Authority.  The Board shall have no authority to knowingly take any action which is in contravention of this Agreement, Company’s charter or which would make it impossible to carry out the Company’s purposes.

3.4           Management Committee.

(a)    The Board shall appoint and supervise a Management Committee, comprised of the General Director and Chief Financial Officer of the Company. In the event that the Company does not have a Chief Financial Officer, their duties shall be performed by the Deputy General Director.

(b)    The Management Committee shall prepare and present to the Board for approval on or prior to January 15th of each year an annual Business Plan for the Company

(c)    The Management Committee shall supervise the day-to-day operations of the Company and the executive officers of the Company subject to any limitations imposed by the Board, the charter of the Company or this Agreement.

(d)    The Participants hereby agree to ensure appointment of the following persons to the offices set forth opposite their respective names:

Askar Kuchumov                                                      General Director
Michael Fonstein                                                      Deputy General Director

(e)    A member of the Management Committee may resign at any time by giving written notice to the Board.  Such notice shall be effective in accordance with Labor law of Russian Federation when received by the Board, unless some other time is specified therein.

(f)    The General Director shall be the chief executive officer of the Company, and shall manage the day-to-day operations of the Company.

3.5           Participants.

(a)           Notwithstanding anything to the contrary in the foregoing, the following actions shall require the unanimous approval of the Participants at a General Meeting:

(i) determining the Company's principal activity areas and adopting decisions on participation in associations and other alliances (or unions) of business entities.

(ii) amending the Company's charter, including altering the value of the Company's charter capital and approving restated versions of the charter;

(iii) election and early termination of the powers of the members of the Board (either any of them or all);

(iv) distribution of the Company's net profits to the Participants of the Company;

(v) the payment of fees to members of the Board and/or on the reimbursement of any expenses of a member of the Board, and the approval of the rates of such fees and reimbursable expenses;

(vi) approval (adoption) of documents which govern the Company's internal activities (internal documents of the Company);

(vii) adoption of decisions on the distribution of bonds and other issue-grade securities by the Company;

(viii) adoption of a decision on the reorganization or liquidation of the Company;

(ix) adoption of decisions on the admission of new Participants into the Company;

(x) appointment of a liquidation commission and approval of liquidation balance sheets;

(xi) appointment and removal of the auditors of the Company;

(xii) appointment and removal of the revision committee of the Company;

(xiii) such other matters as required by the Company’s charter, federal laws and other legal acts of the Russian Federation to be approved by the General Meeting.

(b)           The presence in person or by proxy of a representative of CBL and BCP shall be required for the taking of any action at a General Meeting.  At any meeting, any action shall require the unanimous approval of CBL and BCP.

(c)           Any Participant may demand the General Director to call a General Meeting of Participants. In such case the General Meeting should be called by providing twenty (20) days prior written notice, or a notice by electronic mail or fax. General Meetings may be held in person or by telephone, video conference or any other medium that ensures the authenticity of the messages transmitted and received and provides for a documented record of such messages.  In this case, the party participating in the meeting via telephone, videoconferencing or other means of communication must immediately after the meeting send the Company and the other Participant written confirmation of his vote on the meeting's agenda.  A General Meeting of Participants may be held without holding an actual meeting (joint attendance of Participants to discuss the agenda and decisions on matters put to the vote) by absentee voting (by poll). Such a vote may be held by exchanging documents by post, telegraph, telex, electronic or other communication that ensures the authenticity of data sent and received and their documentary evidence.

3.6           Deadlock.

(a)           In the event of a Deadlock Event, CBL and BCP shall negotiate in good faith for a thirty (30) day period (the “Deadlock Negotiation Period”) to resolve such Deadlock Event.

(b)           In the event that CBL and BCP are unable to amicably settle the Deadlock Event during the Deadlock Negotiation Period, then each of CBL and BCP shall have the right to provide a written notice (the “Buy-Sell Notice,” the party providing such notice the “Offering Participant” and the party receiving such notice the “Electing Participant”) offering to, at the election of the Electing Participant, purchase all of the Electing Participant’s Participation Interests or sell all of the Offering Participant’s Participation Interests at the price specified in the Buy-Sell Notice.

(c)           The Electing Participant shall have ninety (90) Business Days (the “Election Period”) to elect to sell its Participation Interests or buy the Offering Participant’s Participation Interests at the price specified in the Buy-Sell Notice and, in the event that the Electing Participant does not provide written notice of its election within such ninety (90) Business Day period, then the Electing Participant shall be deemed to have elected to sell its Participation Interests at the Purchase Price set forth in the Buy-Sell Notice.

(d)           The Participant selling its Participation Interests pursuant to this Section 3.6 shall assign its Participation Interests to the purchasing Participant free and clear of all liens and encumbrances whatsoever by entering into a participation interest purchase agreement and perform any and all actions required under applicable law in order to assign its Participation Interests (including, but not limited to, notary certification of the participation interest purchase agreement and notary certification of the application).  The closing of the purchase and sale of the Participation Interests pursuant to this Section 3.6 shall occur within ten (10) Business Day after the termination of the Election Period.  The purchase price shall be paid by wire transfer of immediately available funds.

4.           TRANSFERS OF PARTICIPATION INTERESTS

4.1           General. Except as provided in Section 3.6, no Participant shall make any Transfer of Participation Interests except for Transfers of Participation Interests made pursuant to a Bona Fide Offer and in accordance with the provisions of this Section 4.

4.2           Restrictions on Transfer. For the two (2) year following the date hereof (the “Lock-Up Period”), neither Participant shall Transfer its Participation Interests.  From and after the termination of the Lock-Up Period, neither Participant shall, except pursuant to Sections 4.4 and 4.5 hereof, Transfer its Participation Interests without the prior written consent of the other Participant. During the term of this Agreement, the Participants undertake to refrain from the right to demand the Company to buy their Participation Interests in the event the consent to the Transfer is not obtained.

4.3           Withdrawal. No Participant shall be entitled to withdraw from the Company other than in connection with (a) a Transfer of all of such Participant’s Participation Interests pursuant to the terms and conditions of this Agreement or (b) the dissolution and termination of the Company.  The Company shall not be obligated to purchase the interest of any withdrawing Participant, nor shall such Participant be entitled to receive any payment or distribution from the Company in connection with its withdrawal.

4.4           Rights of First Refusal.

(a)           Any Participant (a “Transferring Participant”) desiring to make a Transfer of all or any portion of its Participation Interests (including any Participation Interests acquired after the date hereof) pursuant to a Bona Fide Offer shall first deliver to the Company and the other Participant (the “Remaining Participant”) a Participant’s Offer in respect of such Participation Interests (the “Offered Participation Interests”).

(b)           The Remaining Participant may, within thirty (30) days (the “Participant First Refusal Period”) after receipt of any Participant’s Offer, elect, in accordance with Section 4.4(d), to purchase all, but not less than all, of the Offered Participation Interests for the purchase price and on the payment terms set forth in the Offer.

(c)           In the event that the Remaining Participant does not elect to purchase all of the Offered Participation Interests within the Participant First Refusal Period, the Company may within three days after the expiration of the Participant First Refusal Period elect to purchase all, but not less than all, of the Offered Participation Interests for the purchase price and on the payment terms set forth in the Participant’s Offer.

(d)           Acceptance of any Participant’s Offer shall be evidenced by a writing or writings signed by the Remaining Participant or the Company.  The Transferring Participant shall assign its Participation Interests to the Remaining Participant or the Company, as the case may be, free and clear of all liens and encumbrances whatsoever by entering into a participation interest purchase agreement and perform any and all actions required under applicable law in order to assign its Participation Interest (including, but not limited to, notary certification of the participation interest purchase agreement and notary certification of the application).  The closing of the purchase and sale of the Participation Interests pursuant to this Section 4.4 shall occur on the date specified in the Participant’s Offer, which shall be within fifty (50) days after the Remaining Participant’s or the Company’s receipt of the Participant’s Offer.  The purchase price shall be paid by wire transfer of immediately available funds, unless it is being paid in accordance with the payment terms of the Bona Fide Offer.

(e)           In the event that the Company or the Remaining Participant does not elect to purchase all of the Offered Participation Interests as set forth above and the Participant’s Offer was not revoked upon the Remaining Participant’s consent, all of the Offered Participation Interests may be Transferred by the Transferring Participant to the Bona Fide Third Party on the terms set forth in the Bona Fide Offer free of the rights of first refusal set forth in this Section 4.4 within sixty (60) Business Days of the delivery of the Participant’s Offer, on terms no more favorable to the Bona Fide Third Party than those described in the Participant’s Offer and applicable Bona Fide Offer.  In the event that the Transfer pursuant to the Bona Fide Offer is not consummated~~,~~ within such sixty (60) Business Day period, the Company and the Remaining Participant shall have the right, pursuant to the terms of this Section 4.4, to purchase such Offered Participation Interests in any subsequent attempted Transfer.

4.5           Tag Along Rights.

(a)           In the event that the Company and the Remaining Participant elect not to purchase all of the Offered Participation Interests pursuant to Section 4.4, above, and the Transferring Participant is Transferring Participation Interests constituting twenty percent (20%) or more of the Transferring Participant’s Participation Interests, then the Remaining Participant shall have the right to require (the “Tag-Along Right”) that a number of its Participation Interests, not to exceed thirty percent (30%) of the total number of Participation Interests being purchased by the Bona Fide Third Party in the Bona Fide Offer, be sold pursuant to and in accordance with the terms of the Bona Fide Offer.

(b)           The Remaining Participant shall provide written notice of its election to exercise the Tag-Along Right (the “Participation Notice”) on or before the end of the Participant First Refusal Period.  The Participation Notice shall include the number of Participation Interests that the Remaining Participant elects to sell pursuant to the Tag-Along Right.

(c)           If the Transferring Participant receives the Participation Notice in a timely manner, the Transferring Participant will assign to the Remaining Participant the right to sell the number of Participation Interests equal to the number of Participation Interests referenced in the Participation Notice, which amount shall not exceed thirty percent (30%) of the aggregate number of Participation Interests being sold pursuant to the Bona Fide Offer.  In the event that the Transferring Participant shall fail to procure that the Participation Interests designated to be sold by the Remaining Participant in accordance with this Section 4.5 are purchased by the Bona Fide Third Party, then the Transferring Participant shall not be permitted to Transfer any Participation Interests to the Bona Fide Third Party.  The costs and expenses of the Transfer of Participation Interests in accordance with this Section 4.5 will be paid by each selling Participant on a pro rata basis according to the number of Participation Interests being sold by each such Participant.

5.           INFORMATION RIGHTS AND CONFIDENTIALITY

(a)           The Participants shall procure that the Company shall (a) afford each Participant, during normal business hours and upon reasonable notice, reasonable access and consultation rights at all reasonable times to the Management Committee, offices and books and records, (b) deliver to each Participant annual audited and monthly unaudited balance sheets, income statements, and cash flow statements, and other financial information (the “Accounting Statements”) as determined by the Board and (c) shall provide such additional information as may be requested from time to time by any Participant, including but not limited to providing CBL with any information in any form as required by applicable law and/or the applicable requirements of any stock exchange or Nasdaq or which is otherwise necessary to maintain CBL's status as a listed public company.  The Accounting Statements shall be maintained in accordance with generally accepted accounting practices in the Russian Federation.

(b)           Unless otherwise approved by the Board, each Participant shall maintain the confidentiality of any and all non-public information furnished by the Company and received by such Participant pursuant to this Agreement or otherwise, by using the same degree of care, but no less than a reasonable degree of care, as such Participant uses to protect its own confidential information, except:

(i) to the extent such information shall have become publicly available otherwise than through a breach of this Agreement by such Participant or any of its Affiliates;

(ii) to the extent required (i) to comply with any subpoena or similar demand to which a Participant becomes subject or (ii) by applicable law or regulation, or stock exchange rule; provided that in each such case such Participant, if legally permissible, shall give the Company prompt notice of such requirement or demand (as applicable), to the extent practicable, so that the Company may seek an appropriate protective order or similar relief (and the Participant shall cooperate reasonably with such efforts by the Company, at the Company’s expense); or

(iii) to Affiliates of Participants and their respective directors, officers, employees, counsel, accountants and other professional advisors with whom such Participant reasonably determines it is necessary to share such information in connection with such Participant’s investment in the Company and that are informed of the confidential nature of the information and agree to keep it confidential (and such Participant shall be liable for any disclosure made by such Persons that is not permitted hereunder), in each case, subject to any limitations under applicable law.

6.           PARTICIPANT COVENANTS

6.1           The Participants agree:

(a)           to take all actions necessary or appropriate to cause the adoption of all resolutions and decisions at any General Meeting or meeting of the Board or Management Committee as is required in each case to implement this Agreement;

(b)           to exercise their voting rights at any General Meeting and to instruct their respective directors to exercise their voting rights, subject to their fiduciary duties, in a manner consistent with all of their respective obligations under, and other applicable provisions of, this Agreement and the charter of the Company; and

(c)           to comply with and perform fully each of its obligations, commitments, covenants, and agreements to and with the other parties hereto contained in this Agreement, and take any and all actions as may be necessary to cause the Company to provide such rights and benefits and to comply with such obligations, commitments, covenants, and agreements.

6.2           In the event there is a conflict or inconsistency between this Agreement and the charter of the Company, the Participants shall take all lawful actions necessary to amend the charter, if such amendment is permitted under applicable law, in order to implement the terms of this Agreement, and in any event, shall act in accordance with this Agreement, unless to do so would violate applicable law and the charter of the Company.

6.3           The parties intend and agree that the provisions of this Agreement are to be specifically enforceable in the arbitration of any dispute arising pursuant to this Agreement in accordance with Section 7.10.

7.           GENERAL PROVISIONS

7.1           Publicity.  All publicity concerning the transactions contemplated by this Agreement shall be coordinated by and between the Participants.  No party hereto shall act unilaterally in this regard without the prior approval of the other.  Each Participant agrees not to, and shall procure that the Company shall not, issue or cause the issuance of, and each Participant will prevent its employees or agents (or the employees or agents of the Company) from issuing or causing the issuance of, any press release or other information in the nature of a press release relating to this Agreement or the transactions contemplated hereby.  Except as required by law or as permitted by Section 5, there shall be no disclosure of the economic terms of this Agreement.  Notwithstanding anything to the contrary contained herein, CBL shall have the right to make any disclosure that it determines, upon the advice of counsel, to be required by applicable law and/or the applicable requirements of any stock exchange or Nasdaq.

7.2           Waivers and Amendments.  This Agreement may be amended or modified in whole or in part only by a writing which makes reference to this Agreement executed by the Participants.  The obligations of any party hereunder may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the party claimed to have given the waiver; provided, however, that any waiver by any party of any violation of, breach of, or default under any provision of this Agreement or any other agreement provided for herein shall not be construed as, or constitute, a continuing waiver of such provision, or a waiver of any other violation of, breach of or default under any other provision of this Agreement or any other agreement provided for herein.

7.3           Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the Participants and their respective successors and permitted assigns.  No Participant may assign any or all of his rights or delegate any or all of his or its duties under this Agreement to any Person without the prior written consent of the other Participant.

7.4           Counterparts.  This Agreement should be executed as one documents in any number of copies, each of which shall be executed by duly authorized representative of the parties hereto.

7.5           Notices.  All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, electronic mail or overnight delivery service, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed (a) if to the Company, at its principal address or (b) if to any Participant at its address as shown from time to time on the books and records of the Company.

7.6           Entire Agreement/Conflict.  This Agreement, together with the other agreements referred to herein, embodies the entire agreement among the parties in relation to its subject matter, and supercedes in their entirety all prior contracts, agreements, arrangements, communications, discussions, representations and warranties, whether oral or written among the parties, including, without limitation, that certain Participants Agreement Term Sheet dated May 20, 2009.  All parties hereto agree that in the event of any conflict between the provisions of this Agreement and the provisions of the Company’s charter, the provisions of the Company’s charter shall be controlling to the extent they do not contradict applicable law.

7.7           Costs and Expenses.  All legal costs and expenses incurred by the Participants in connection with this Agreement and the transactions contemplated hereby shall be shared equally.  The Participant incurring such expenses shall provide documentation reasonably satisfactory to the other Participant, and the non-incurring Participant shall promptly (and in any event within thirty (30) days) reimburse the incurring Participant for fifty percent (50%) of such expense.

7.8           Governing Law.  This Agreement shall in all respects be governed by and construed in accordance with the applicable laws of the Russian Federation.

7.9           Severability.  Each section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof.  In the event that any provision of this Agreement shall finally be determined to be unlawful, all such provisions shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect, and in substitution for any such provision held unlawful, there shall be substituted a provision of similar import reflecting the original intent of the parties hereto to the extent permissible under law.

7.10           Resolution of Disputes.

(a)           All disputes, differences, controversies or claims between the parties arising out of, relating to or in connection with this Agreement, including any questions regarding its existence, validity, breach or termination (a “Dispute”), shall be resolved in accordance with this Section7.10.

(b)           All Disputes shall be referred to a committee of two persons comprised of a person selected by CBL and a person selected by BCP.  Such committee shall attempt to resolve the Dispute during the thirty (30) day period following such referral through amicable conciliation, and may consult outside experts for assistance in attempting to resolve the Dispute.

(c)           In the event that a Dispute is not resolved pursuant to paragraph (b) above within the thirty (30) day period or such parties were not able to convene the committee within ten (10) days of a party requesting such a convention, such Dispute shall be finally settled in the Moscow Arbitrazh Court in accordance with Russian law. Each party retains the right to seek interim, provisional or conservatory measures from judicial authorities and any such request shall not be deemed incompatible with the agreement to settle in court or a waiver of the right to settle in court.

(d)           The court decision shall be final and binding on the parties.

7.11           Liquidation - Distribution of Assets. In the event of dissolution or termination of the Company, the Participants hereby agree that all assets, remaining in the Company’s possession after the satisfaction of the Company’s creditor claims and payment to the Participants of the profit approved for distribution, but remaining unpaid , will be distributed between Participants in proportion to their Participation Interests in the charter capital at the time of dissolution or termination, provided, however, that in allocating the cash and non-cash assets of the Company, 100% of the cash will be distributed to BCP as part of BCP’s distribution.

7.12           Language.  The Agreement has been made in Russian and English language. In the event of conflict or inconsistency between the English and Russian versions of the Agreement, the Russian version shall prevail.

IN WITNESS WHEREOF, the Company and the Participants have executed this Participation Agreement as of the date first above written.

CLEVELAND BIOLABS, INC.

Name:	/s/ Michael Fonstein
Title:	President and Chief Executive Officer

BIOPROCESS CAPITAL PARTNERS

Name:	/s/ Vladimir Tezov
Title:	Chief Executive Officer

EXHIBIT A

CBL CONTRIBUTED INTELLECTUAL PROPERTY

Assignment		Folder ID	Patent Family No	Patent Family Name	Priority Date	Assignment	Application #s/country ID	App. Internal ID	Country
CCF	Sole	8	0300	Inhibition of NF-kB	20.07.2004	CCF	60/589,637
					20.07.2005		PCT/US2005/025884
CCF	Sole	10	0300	Activation of p53 and Inhibition of NF-kB for cancer treatment	20.07.2004	CCF	2007-522754	0300.01JPPC	Japan
							TBD	0300.01AUPC	Australia
							05791579.5	0300.01EPPC	Europe
							11/624,828	0300.01USCN	US
CCF	Sole	12	0302	Modulation of Immune Responses	14.11.2005	CCF	60/736,881
							PCT/US06/060864	0302.01USPC	US
CCF		13	0303	Modulation of Apoptosis Using Aminoacridines	02.02.2006	CCF	PCT/US07/61568	0303.01PC00	US
CBLI		19	0304	Inducing cell death by inhibiting adaptive heat shock response	20.05.2008	CBLI	61/054,785	0304.00USPZ	US
CBLI	with Chembridge	21	2100	Carbazole Compounds and Therapeutic Uses of the Compounds	06.10.2008	CBLI /Chembridge	61/102,913	Not Assigned	US

EXHIBIT B

CAPITAL TABLE

Tranche	Duration in quarters	Bioprocess Capital Ventures		Cleveland Biolabs,Inc.		Charter Capital
		thou.rub.	%	thou.rub.	%	thou.rub.	%
1	5	175 570	24.20	549 900	75.80	725 470	100
2	6	192 737	40	0	60	918 207	100
3	6	181 190	50%-1	0	50%+1	1 099 397	100
TOTAL	17	549 497	50%-1	549 900	50%+1	1 099 397	100

EXHIBIT C

DEVELOPMENT AGREEMENT

EXHIBIT D

PROPOSED RESEACH PROGRAM

FOR IMMEDIATE RELEASE

CLEVELAND BIOLABS ESTABLISHES JOINT VENTURE TO DEVELOP
CURAXIN COMPOUNDS FOR CANCER APPLICATIONS

Buffalo, NY – December 30, 2009 - Cleveland BioLabs, Inc. (NASDAQ:  CBLI) today announced that it has formally entered into a 50/50 joint venture, Incuron, with Bioprocess Capital Ventures, a Russian Federation venture capital fund, to develop the Company’s Curaxin compounds for cancer applications.

According to the terms of the agreement, CBLI will transfer rights to its pipeline of Curaxin anticancer molecules to the new joint venture, and Bioprocess Capital Ventures will contribute approximately $18 million over three payments to support development of the compounds.  The first payment of $5.8 million is due upon formation of the Incuron entity.  The ensuing payments are based upon achievement of predetermined development milestones. The first milestone payment of $6.4 million shall be made upon approval to begin clinical trials on oncology patients with a selected lead Curaxin compound, or upon progression of a clinical program of CBLC102.  The second milestone payment shall be made upon completion of at least one Phase I/II trial in cancer patients.  CBLI will serve as a subcontractor to Incuron to support certain mechanistic studies and oversee clinical development.

Michael Fonstein, Ph.D., Chief Executive Officer and President of Cleveland BioLabs, stated, “We are excited to conclude this deal and move our lead next generation Curaxin compounds into human trials.  We believe this transaction reflects the outstanding potential of Curaxins as novel anti-cancer drugs with unique mechanism of action and projected broad ranging activity.  The investment into the joint venture enables us to expedite development of this class of drugs towards efficacy testing in cancer patients.”

Vladimir Tezov, MD, General Director of Bioprocess Capital Partners and manager of Bioprocess Capital Ventures, commented, “We are pleased to conclude this joint venture which provides a solid foundation for the rapid development of novel and highly promising anticancer compounds for both the Russian Federation and global markets.”

About Bioprocess Capital Ventures
Bioprocess Capital Ventures is a Russian Federation venture capital fund managed by the limited liability company, Bioprocess Capital Partners.  The total size of the fund is 3 billion rubles (approximately $100 million).  Investors in the fund include government corporations such as Russian Venture Company and VneshEconomBank (VEB), the Bioprocess group of companies, and other institutional and private investors.  The fund focuses on investments in innovative technologies in the life sciences/biotechnology and fine chemistry sectors.

About Cleveland BioLabs, Inc.
Cleveland BioLabs, Inc. is a drug discovery and development company leveraging its proprietary discoveries around programmed cell death to develop treatments for cancer and protection of normal tissues from exposure to radiation and other stresses.  The Company has strategic partnerships with the Cleveland Clinic, Roswell Park Cancer Institute, ChemBridge Corporation and the Armed Forces Radiobiology Research Institute.  To learn more about Cleveland BioLabs, Inc., please visit the company's website at http://www.cbiolabs.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the "Risk Factors" described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2009.

Contact:
Rachel Levine, Director Corporate Development & Communications
Cleveland BioLabs, Inc.
T: (646) 284-9439
E: rlevine@cbiolabs.com